For immediate release
                                                                November 1, 2004


                   Toyota Announces Record Semi-Annual Results
            Increase in Net Revenues, Operating Income and Net Income
   (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States U.S.(GAAP).
          Unconsolidated figures are reported according to Japan GAAP)


TOKYO--Toyota Motor Corporation (TMC) today announced its consolidated and unconsolidated operating results for the six months ended September 30, 2004.

On a consolidated basis, net revenues for the first six months totaled 9.0 trillion yen, an increase of 9.7 percent compared to the corresponding period of the previous fiscal year. Operating income increased 12.8 percent to 866.2 billion yen, while income before income taxes, minority interest and equity earnings of affiliated companies was up 12.5 percent to 913.2 billion yen. Net income climbed 11.4 percent to 584.0 billion yen from the six month period ended September 30, 2003. All of these figures marked record highs, with net revenues and operating income for the first six months increasing year-over-year for the fifth consecutive term.

Positive contributions to operating income of 330.0 billion yen, which derive from marketing and cost reduction efforts, offset the impact from unfavorable foreign exchange rates of 120.0 billion yen and increased R&D and other expenses of 111.5 billion yen.

Unconsolidated net sales reached 4.4 trillion yen, and operating income totaled
392.3 billion yen. Net income for the first six months was 263.7 billion yen.

TMC also announced a first-half cash dividend of twenty-five yen for the six months ended September 30, 2004, an increase of five yen per share compared with the same period last year.

Commenting on the results, TMC Executive Vice President Ryuji Araki said, "Our ongoing efforts to introduce products that meet individual customer needs, as well as the optimization of our production organization worldwide, allowed us to grow and improve efficiency in the first half."

Consolidated sales reached a record high of 3.56 million vehicles, an increase of 397 thousand vehicles compared to the corresponding period of the previous fiscal year.

In Japan, despite unfavorable market conditions, the market share of Toyota brand vehicles (excluding minivehicles) rose to 44.6 percent, a 2.1 percent increase over the same period last year. Vehicle sales increased by twenty-five thousand vehicles, to 1.1 million vehicles, supported by the introduction of new products such as the Crown

                                                                         More...

Majesta, PASSO, BOON, and Porte.

Sales in North America reached 1.12 million vehicles, an increase of 121 thousand vehicles due to the continued favorable sales of Prius, Sienna, Lexus RX330 and the Scion product line in the United States, which was expanded nationwide in June 2004. Market share in the United States reached 12.1 percent, which is a new record.

In Europe, Toyota's "core models", Avensis, Corolla, and Yaris, continued to perform well, along with the Lexus RX300 and RAV4. As a result, sales increased by thirty-five thousand vehicles to 476 thousand vehicles.

Sales in other regions including Asia and Africa reached 859 thousand vehicles, an increase of 33.5 percent, or 216 thousand vehicles. In addition, the IMV project was started successfully in Thailand and Indonesia, with orders currently exceeding projected vehicle sales.

Araki concluded by commenting on the consolidated profit outlook for the fiscal year ending March 31, 2005. "We will continue our marketing and cost reduction efforts and work hard to maintain the profit levels of the fiscal year ended March 2004."

(Please see attached information for details on financial results. Further information is also available on the Internet at www.toyota.co.jp)

   Cautionary Statement with Respect to Forward-Looking Statements

   This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


                                     # # #